Schedule A

to

Investment Advisory Agreement

of

J.P. Morgan Exchange-Traded Fund Trust

(Amended as of August 22, 2024)

Advisory Fee Rates

Name	Fee Rate
JPMorgan Limited Duration Bond ETF[1]	0.20%
JPMorgan Market Expansion Enhanced Equity ETF[2]	0.25%
JPMorgan Sustainable Municipal Income ETF[1]	0.30%

[1]	Initial term continues until October 31, 2024.
[2]	To be renamed JPMorgan Small & Mid Cap Enhanced Equity ETF on or about September 30, 2024.

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J.P. Morgan Exchange-Traded Fund Trust		J.P. Morgan Investment Management Inc.

By:	/s/ Timothy J. Clemens	By:	/s/ Brian S. Shlissel

Name:	Timothy J. Clemens	Name:	Brian S. Shlissel

Title:	Treasurer	Title:	Managing Director